Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

10 April 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of last notice	13 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	2,904 ordinary shares held directly, including the acquisition of shares detailed within this appendix
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	10 April 2006, being the Tabcorp dividend payment date
No. of securities held prior to change	2,822 ordinary shares held directly
Class	Ordinary shares
Number acquired	82 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.17 per share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
No. of securities held after change	2,904 ordinary shares held directly

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	13 October 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,105 ordinary shares held directly, and 99,000 ordinary shares held indirectly, including the acquisition of shares detailed within this appendix
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	10 April 2006, being the Tabcorp dividend payment date
No. of securities held prior to change	1,074 ordinary shares held directly, and 99,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	31 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.17 per share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

No. of securities held after change	1,105 ordinary shares held directly, and 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

10 April 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

HALF YEAR REPORT AND DIVIDEND MAILOUT

Attached is a copy of the company's Half Year Report for the half year ended 31 December 2005.

Also attached is a promotional flyer that gives shareholders the chance to win 1 of 5 holidays at one of the company's premier hotels by electing to receive future dividend statements, annual reports and other forms of shareholder communications electronically.

A further flyer is attached explaining that the current shareholder benefits card, which is available to shareholders who hold 200 shares or more, is being extended and can be used until 31 October 2006.

These documents are being dispatched to shareholders today with the interim dividend.

Yours faithfully,

Kerry Willcock
Executive General Manager – Corporate and Legal


Tabcorp
Half Year Report
31 December 2005
For the bigger
better game

Highlights

- Net profit after tax (before profit from non-recurring items of $9.2 million) – up 12.8% to $283.2 million
- Earnings per share (before non-recurring items) – up 10.0% to 54.0 cents
- Interim dividend 44 cents per share fully franked – up 10% on the previous interim dividend of 40 cents per share
- Net operating revenue (before non-recurring items) $1,925.4 million – up 2.2%
- Earnings before interest and taxation (EBIT) (before non-recurring items) – up 6.1% to $487.3 million
- Normalising for theoretical win rates in the international commission play business at Jupiters casinos:
  - Earnings per share (before non-recurring items) up 5.2% to 53.3 cents
  - Net profit after tax (before non-recurring items) up 7.9% to $279.7 million
  - EBIT (before non-recurring items) up 2.4% to $482.3 million
  - Casinos EBIT up 4.0% to $204.2 million
- The Tab Limited integration is scheduled to be completed in September 2006 and full year synergies of $34.9 million are expected in the 2008 financial year
- China Keno project is underway with the Keno host system operating in Beijing
- Taxes on gambling paid by Tabcorp businesses – up 2.8% to $639.2 million
- Income generated for the Victorian and New South Wales racing industries – $263.6 million
- The Tabcorp Group contributed $43.3 million to state community benefit funds in Australia

References to currency are in Australian dollars unless otherwise stated.

Tabcorp Holdings Limited
ABN 66 063 780 709

Financial Results Summary

Tabcorp Financial Results Summary	6 Months to 31 Dec 2005 $ million[1]	6 Months to 31 Dec 2004 $ million[1]	Change %
Operating revenue	1,925.4	1,884.5	2.2
Total revenue from ordinary activities	1,945.9	1,904.9	2.2
EBIT	487.3	459.1	6.1
NPAT	283.2	251.1	12.8

1 – Excludes non-recurring items
EBIT - Earnings before interest and taxation
NPAT - Net profit after tax



Dividends per share
Cents per share (fully franked)
32
31
34
33
36
35
41
40
UP
10.0%
44
01/02 02/03 03/04 04/05 05/06
Final dividend
Interim dividend

Comparisons refer to the previous corresponding half year period, unless otherwise stated.



Net operating revenue
$ million
(before non-recurring items)
956.1
977.0
923.0
983.1
1344.4
1118.4
1876.1
1884.5
UP
2.2%
1925.4
01/02 02/03 03/04 04/05 05/06
Second half
First half



Net profit before tax
$ million
(before goodwill and
non-recurring items)
138.1
139.2
137.6
143.5
168.4
173.2
273.9
251.1
UP
12.8%
283.2
01/02 02/03 03/04 04/05 05/06
Second half
First half

Review of Operations

Tabcorp Holdings Limited, Australia's premier gambling and entertainment group, recorded a 12.8% increase in net profit after tax (excluding profits from non-recurring items of $9.2 million) to $283.2 million for the six months to 31 December 2005.

The Company declared a fully franked interim dividend of 44 cents per share, up 4 cents on the previous interim dividend paid last year. The dividend will be payable on 10 April to shareholders registered on the books at 6 March.

Management has performed well in respect of the integrations of Jupiters and Tab Limited, and continues to focus on tight cost control and improving efficiencies.

It has been a challenging first half with the impact of the split picture on Tabcorp's wagering business and the introduction of smoking bans in New South Wales and Queensland. However, even with this tougher environment, all of the Company's businesses contributed to earnings growth. The Tabcorp Group continues to create synergies across its business to drive earnings growth and to invest in capability to ensure that the Group is delivering first class gambling entertainment experiences for our customers.

It was pleasing that Tabcorp's commitment to responsible gambling had been recognised on the world stage, with the Company rated as a global leader for the promotion of responsible gaming in the Dow Jones Sustainability Index. RepuTex also awarded Tabcorp an "A" rating for being one of the most socially responsible companies in Australia and New Zealand.

Some of the highlights for the six months included:

- Stable market share in all key market segments.
- The rollout to venues during the next phase of the China Keno project.
- The commencement of the $53.5 million upgrade at Conrad Jupiters on the Gold Coast. The project is on schedule to be completed in November this year.
- Formation of a joint venture with the Consolidated Properties Group to work with the Queensland Government to develop a seafront lifestyle precinct and cruise ship terminal in Townsville.
- Successful negotiations to allow the introduction of the International Commission Business at Star City casino from 1 January 2006.
- Tabcorp's official partnership with the Melbourne 2006 Commonwealth Games.

The Company has been operating in a challenging environment, but Tabcorp is financially strong and well positioned for growth both locally and internationally.

Casinos

The Casinos division achieved EBIT (before non-recurring items) of $209.2 million for the six months to 31 December 2005, up 13.3% on the same period last year. This reflects good growth in non-rebate table gaming revenue and hotel revenue and a turnaround in the win rates experienced in the international rebate business. Net operating revenue increased 4.2% over last year, to $660.0 million for the period.

Revenue at Sydney's Star City Casino improved 1.3% driven by good growth in table games and hotel revenue, despite the stricter NSW smoking bans. Additional smoking bans and disruption from the $53.5 million upgrade at Conrad Jupiters led to a 2.2% reduction in revenue at the property on a normalised basis. Strong growth of 4.4% was achieved at Conrad Treasury and 1.4% revenue growth at Jupiters Townsville.

The huge popularity of Poker has assisted in attracting new customers to all casinos. All properties are preparing for complete smoking bans in main gaming rooms with refurbishments and creation of new balconies for smokers. The Casinos division contributed $8.6 million to community benefit funds during the period.

Summary of Casinos Division's Financial Performance	6 Months to 31 Dec 2005 $ million[1]	6 Months to 31 Dec 2004 $ million[1]	Change %
Operating revenue	660.0	633.1	4.2
Total revenue from ordinary activities	663.8	634.9	4.5
Taxes and operator commissions	(123.5)	(119.6)	3.2
Other operating expenses	(295.1)	(292.7)	0.8
Depreciation and amortisation	(36.0)	(37.8)	(4.8)
EBIT	209.2	184.7	13.3

1 – Excludes non-recurring items

Gaming and Network Games

The Gaming division achieved EBIT (excluding non-recurring items) of $136.2 million for the six months to 31 December 2005, up 1.7% on the same period last year. Earnings growth would have been 7.4% if the gaming machine levy had not been doubled from 1 July 2005. Net operating revenue increased by 5.1% to $540.8 million. Tabaret venues maintained market share for the period. Revenue from Victorian gaming was up 4.5% reflecting improving customer demand, better products and customer service.

The Gaming division continues to invest in the latest games and machines with 1,954 new machines and games being introduced to the Victorian gaming network. The Cash Express hyperlink jackpot product continues to be very popular with customers, with 1,296 hyperlink machines operating across 193 venues at 31 December 2005. Twenty-nine venues were refurbished and two new venues opened during the period. Victoria's Tabaret hotel venues contributed $34.7 million to the State's Community Support Fund.

Summary of Gaming and Network Games Division's Financial Performance	6 Months to 31 Dec 2005 $ million[1]	6 Months to 31 Dec 2004 $ million[1]	Change %
Operating revenue	540.8	514.7	5.1
Total revenue from ordinary activities	550.9	523.6	5.2
Taxes and operator commissions	(368.5)	(344.2)	7.1
Other operating expenses	(34.7)	(32.5)	6.6
Depreciation and amortisation	(11.6)	(13.0)	(11.1)
EBIT	136.2	133.9	1.7

1 – Excludes non-recurring items

Wagering

The Wagering division achieved EBIT (excluding non-recurring items) of $122.7 million for the six months to 31 December 2005, up 1.5% on the same period last year. Total net operating revenue declined by 0.7% to $683.7 million with the split racing vision impacting wagering revenue on all three racing codes in both NSW and Victoria.

Revenue from parimutuel wagering on racing declined by 1.5%, with Victorian revenue up 0.6% on the same period last year, however NSW was down 2.6% as a result of a stronger impact from the split racing vision, together with the commencement of partial smoking bans in licensed venues from July 2005. Tabcorp continues to work on resolving the frustrating problems experienced by punters caused by the split picture. The Victorian Spring Racing Carnival created interest in both NSW and Victoria, with the champion racehorse Makybe Diva capturing the imagination of punters around Australia in winning a third Melbourne Cup. Melbourne Cup Day generated record turnover of $91.1 million in NSW and $70.8 million in Victoria.

Revenue from sportsbetting grew 6.7% in a very competitive market, with NSW revenue up 6.1% and Victorian revenue up 8.3%. Trackside, the animated racing game, continues to grow in popularity in Victoria with revenue growth of 31.1%.

Summary of Wagering Division's Financial Performance	6 Months to 31 Dec 2005 $ million[1]	6 Months to 31 Dec 2004 $ million[1]	Change %
Operating revenue	683.7	688.5	(0.7)
Total revenue from ordinary activities	690.3	694.5	(0.6)
R.I., taxes and operator commissions	(441.2)	(445.2)	(0.9)
Other operating expenses	(105.0)	(105.4)	(0.4)
Depreciation and amortisation	(21.4)	(23.0)	(6.6)
EBIT	122.7	120.9	1.5

1 – Excludes non-recurring items

R.I. – Racing industry fees

Media

The Media division posted EBIT (excluding non-recurring items) of $21.7 million, up 11% on the same period last year. The growth in Sky commercial venue subscriber numbers was good, despite the emergence of the split racing picture, plus new initiatives such as the launch of a mobile phone application using 3G, internet streaming, expansion of its international operations (achieving EBIT growth of 11.0%) and expanded coverage of local and international racing. Strong cost control - despite additional coverage hours and the introduction of new distribution channels - contributed to EBIT growth.

Summary of Media Division's Financial Performance	6 Months to 31 Dec 2005 $ million[1]	6 Months to 31 Dec 2004 $ million[1]	Change %
Operating revenue	56.9	65.7	(13.4)
Total revenue from ordinary activities	56.9	65.8	(13.5)
R.I., taxes and operator commissions	(2.4)	(2.8)	(12.4)
Other operating expenses	(30.3)	(40.1)	(24.6)
Depreciation and amortisation	(2.4)	(3.2)	(25.3)
EBIT	21.7	19.6	11.0

1 – *Excludes non-recurring items*

International

The International division was established during the half year as a stand alone division to identify and develop opportunities to apply Tabcorp's gambling and entertainment expertise in markets around the world.

Solid progress is being made following the agreement reached to supply a Keno lottery system and technical services in China as part of a joint venture between Tabcorp International and China LotSynergy Limited. The joint venture company, Tabcorp International Hong Kong, has been working with the customer, Beijing Lottery Online Technology Co, and has commenced operating in China.

Tabcorp withdrew from the bidding process for Singapore's Integrated Resort in December 2005. The decision to withdraw was based on an increase in development cost and the resulting unacceptable risk reward profile of the project.

Summary of International Division's Financial Performance	6 Months to 31 Dec 2005 $ million[1]	6 Months to 31 Dec 2004 $ million[1]	Change %
Product and technical sales	4.1	4.6	(11.5)
Taxes and operator commissions	-	-	-
Other operating expenses	(6.5)	(4.7)	38.4
Depreciation and amortisation	(0.2)	0.1	>(100)
EBIT	(2.6)	0.1	>(100)

1 – Excludes non-recurring items

Outlook

The Tabcorp Group is performing well in the second half in softer trading conditions which includes lower levels of gambling activity, changes in smoking legislation and the split racing picture.

Actual revenue growth was 5.3% to 18 February 2006 with the Casinos division achieving 17.5% growth in revenue. This reflected a very strong start to the reintroduction of the international commission play business at Star City.

The Company anticipates achieving normalised earnings per share growth of 2 to 4% in the full year with the Jupiters integration delivering synergies of $57 million and the Tab Limited integration contributing $23 million.

The Company has positioned itself for future growth with key executive appointments, in particular the creation of the Chief Executive Australian Business role - with responsibility for the existing Wagering, Gaming and Media divisions and the appointment of Elmer Funke Kupper to the role; Walter Bugno taking over as Chief Executive of the Casino division and Matt Bekier as Chief Financial Officer. Combining all that talent with the 600 years of gambling and entertainment experience across Tabcorp's general management team ensures the Company is 'match fit' for the future.

* * *

Registered Office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne Victoria 3004
Australia
Telephone: (03) 9868 2100
Facsimile: (03) 9868 2300

General enquiries about Tabcorp

Shareholder Relations Manager
Telephone: (03) 9868 2779
Facsimile: (03) 9868 2739
Email: investor@tabcorp.com.au

Share Registry

Link Market Services Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000
Australia
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Online shareholder information

Conduct standard shareholding enquiries and transactions online and conveniently access information about Tabcorp and its businesses at **www.tabcorp.com.au**

Shareholder Information

Become an e-Shareholder today
It's quick, convenient, secure, reduces costs and helps the environment

Shareholders can elect to receive all shareholder communications electronically. This means that shareholder information, including Notice of Meetings, Proxy Forms, Dividend Statements and Annual Reports, will be available electronically and notified by email.

By electing to receive information electronically, shareholders will have prompt access to their shareholding details and have the convenience and security of electronic delivery. Electronic communications also reduce the impact on the environment and costs associated with printing and sending annual reports, dividend cheques and other materials by mail.

Access your shareholding online at www.tabcorp.com.au

The company's website enables shareholders to conduct standard shareholding enquiries and transactions, including:

- ☐ Shareholding balances
- ☐ E-communication and annual report elections
- ☐ Add bank account details to receive dividend payments by direct credit
- ☐ Dividend payment history
- ☐ Tax File Number / Australian Business Number notification
- ☐ Change of registered address

Tabcorp's website quickly and conveniently keeps shareholders informed about Tabcorp's activities and its performance. The annual and half yearly reports to shareholders, interim and preliminary results, webcasts of results and AGM presentations, major news releases and other company statements are available on the website.

Annual Reports

Shareholders can elect not to receive a printed copy of the company's annual and half yearly reports. Shareholders who currently receive two or more annual reports per household are encouraged to change their elections to only receive one report, to reduce costs and help the environment. All shareholders will continue to receive notice of meetings, proxy forms and other correspondence. Shareholders can make their selections using the on-line share registry facility or contact the share registry.

Consolidation of shareholdings

If you wish to merge two or more of your shareholdings, please contact the company's share registry to consolidate your details into a single shareholding.


Your chance to experience
the bigger better game
Tabcorp
the bigger better game



Exclusive opportunity for Tabcorp shareholders.

WIN 1 of 5 holidays at one of our premier hotels.

Each prize includes 2 nights accommodation, airfares & breakfast for 2 people at either Star City, Sydney or Conrad Treasury, Brisbane.

To enter simply visit our website between 10 April & 5pm AEST 26 May 2006, www.tabcorp.com.au/investor_holder.aspx, log on, enter your email address and select the electronic communications option.

It's that easy!

Tabcorp
the bigger better game

Promoter is Tabcorp Holdings Limited, 5 Bowen Crescent Melbourne VIC 3004 (ABN 66 063 780 709). Promotion starts 10/4/06. Entries close 5pm AEST 26/5/06. Drawn at 10am at 333 Collins St, Melbourne on 29/5/06. Entry only open to Tabcorp shareholders aged 18 years or over who have a registered address in Australia. Limit of one entry per registered shareholding. Each prize valued at up to $5,784 depending on destination and point of departure. The winners published in The Australian on 3/6/06. Authorised under NSW Permit No. TPL06/01698, VIC Permit No. 06/605, ACT Permit No. TP06/00696, NT Permit No 06/521, SA Permit No. T06/704. Full Terms & Conditions available on Tabcorp's website.

Tabcorp
the bigger better game


Tabcorp
the bigger better game
Shareholder Benefits Card
SAMPLE
Card expires: 30 April 2006
Tabcorp Holdings Limited

▲ Please bend and peel here ▲

Shareholder Benefits Card

Tabcorp is currently performing a review of all loyalty and reward programs across its properties which is due to be completed in the second half of this year, with the view of consolidating these under one program.

To avoid unnecessary costs in producing new shareholder benefits cards in the interim, the current card (expiration date 30 April 2006) will continue to be accepted at the company's hotel, casino and entertainment complexes until 31 October 2006. Shareholders who hold 200 shares or more and wish to obtain the current card, or shareholders who require a replacement card should contact our share registry on 1300 665 661.

For further information on the benefits available and the terms and conditions, please visit our website at www.tabcorp.com.au/investor_holder_bene.aspx.